SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File number 1-9751
CHAMPION ENTERPRISES, INC.
SAVINGS PLAN
(Full title of the plan)
CHAMPION ENTERPRISES, INC.
2701 Cambridge Court, Suite 300
Auburn Hills, Michigan 48326
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

SIGNATURES
Consent of Plante & Moran, PLLC

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Administration Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

CHAMPION ENTERPRISES, INC. SAVINGS PLAN

/s/ RICHARD P. HEVELHORST

Richard P. Hevelhorst
Member, Employee Benefits
Administration Committee
Date: June 13, 2006

Champion Enterprises, Inc. Savings Plan
Index to Financial Statements and Schedule
December 31, 2005 and 2004

Page
Number
Financial Statements

Report of Independent Auditors	2

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4

Notes to Financial Statements	5 - 8

Schedule*

Schedule I – Schedule of Assets Held at End of Year as of December 31, 2005 – Form 5500, Schedule H, Part IV, line 4i	9

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Employee Benefits Administration Committee
Champion Enterprises, Inc. Savings Plan
We have audited the accompanying statement of net assets available for benefits of Champion Enterprises, Inc. Savings Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 2, 2006

Champion Enterprise Inc. Savings Plan
Statements of Net Assets Available for Benefits
(In thousands)

	December 31, 2005	December 31, 2004
Assets
Participant-directed investments
Champion Enterprises, Inc. Common Stock	$9,622	$8,844
Fidelity Magellan Fund	19,453	19,548
Fidelity Managed Income Portfolio	16,169	16,952
Fidelity Contrafund	12,200	11,365
Fidelity Equity-Income Fund	11,292	11,695
Fidelity Retirement Government Money Market Portfolio	11,133	12,185
Fidelity Capital Appreciation Fund	8,066	8,022
Fidelity Intermediate Bond Fund	6,846	7,012
Fidelity Puritan Fund	4,732	4,794
Fidelity Low-Priced Stock Fund	4,156	4,840
Fidelity Diversified International Fund	4,112	3,177
Fidelity Asset Manager	1,783	1,652
Fidelity Freedom 2020 Fund	1,365	857
Calamos Growth A Fund	842	296
Fidelity Freedom 2015 Fund	725	89
Fidelity Freedom 2030 Fund	681	411
Fidelity Freedom 2010 Fund	659	650
Julius Baer International Equity I	447	—
Fidelity Aggressive Growth Fund	428	811
Fidelity Freedom 2040 Fund	381	330
Fidelity Freedom 2035 Fund	344	4
American Beacon Small Cap Value Plan	327	—
Fidelity Freedom 2025 Fund	193	31
Fidelity Freedom 2005 Fund	161	26
Managers Special Equity Fund	161	33
Fidelity Freedom Income Fund	85	131
Fidelity Freedom 2000 Fund	32	108
Other	—	131
Loans to participants	4,696	4,807

Total investments	121,091	118,801

Receivables
Participants’ contributions	144	93
Employer’s contributions	60	39
Loan repayments and interest	43	39

Total receivables	247	171

Total assets	121,338	118,972

Liabilities
Amounts to be refunded to participants (Note 3)	77	183

Total liabilities	77	183

Net assets available for benefits	$121,261	$118,789

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)

For the
Year Ended
December 31,
2005
Additions
Additions to net assets attributed to:
Contributions
Participants’	$7,687
Employer’s	3,054
Rollover	1,028

Total contributions	11,769

Investment income
Interest and dividends	4,686
Net appreciation in fair value of investments
Champion Enterprises, Inc. Common Stock	1,499
Mutual funds	2,181

3,680

Net investment income	8,366

Total additions	20,135

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	17,638
Amounts to be refunded to participants (Note 3)	77
Administrative and other expenses	74

Total deductions	17,789

Net increase	2,346

Transfers from subsidiary’s savings plan (Note 4)	126

Net assets available for benefits:
Beginning of year	118,789

End of year	$121,261

The accompanying notes are an integral part of these financial statements.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 – Significant Accounting Policies
The accompanying financial statements of the Champion Enterprises, Inc. Savings Plan (the “Plan”) have been prepared on the accrual basis of accounting. Investment transactions are recorded at cost on the trade date basis. Income is recorded as earned. Expenses are recorded when incurred. Benefit payments are recorded when paid. Participants’ contributions are recorded in the period during which the amounts are withheld from participants’ earnings. Employer’s contributions are recorded in the same period as the related participants’ contributions.
Investments, other than loans to participants, are stated at fair value as determined by Fidelity Management Trust Company, the trustee of the Plan (the “Trustee”), and are based on quoted market prices. Loans to participants are stated at their outstanding balances that approximates fair value. Net appreciation or depreciation in the fair value of investments as presented in the Statement of Changes in Net Assets Available for Benefits represents the net amount of realized gains or losses and unrealized appreciation or depreciation on those investments.
The Plan provides for various investment options in mutual funds and other types of investments. The Plan’s investments are exposed to various risks, including interest rate, inflation, national and international economies, market and credit risks. These risks could result, in the near term, in material changes to the values of the Plan’s investments and participants’ account balances.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.
Note 2 – Plan Description
The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
The Plan is a defined contribution plan that was initially approved by the shareholders of Champion Enterprises, Inc. (the “Company” or “Plan Sponsor”) on July 11, 1984 and became effective as of February 26, 1983. The Plan is administered by the Employee Benefits Administration Committee (the “Committee”), whose members are appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 2 – Plan Description, continued
As of January 1, 2005, all non-union hourly and salaried employees of the Company and its participating U.S. subsidiaries are eligible to participate in the Plan at the beginning of the month following the completion of three months of service. Union employees are eligible to participate in the Plan at the beginning of the month following the completion of one year of service.
Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount ranging from 1% to 17% of compensation. However, the IRC places annual limits on employee contributions to the Plan; the 2005 limit was $14,000 per participant. Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans. Additionally, participants age 50 or older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the 2005 limit was $4,000 per qualifying employee.
The Company and its participating subsidiaries make matching contributions that currently are equal to 50% of participant contributions, up to the first 6% of compensation contributed, and are invested in the funds selected by the participants. Rollover contributions and catch-up contributions are not subject to matching contributions.
All participant contributions and earnings thereon are 100% vested and nonforfeitable. All matching contributions plus earnings thereon are 100% vested and nonforfeitable once the participant has completed one year of service. Participants may change or discontinue the amount of their contributions at various times throughout the year as specified in the Plan document. Participants may change their investment selections at any time.
Under the terms of the Plan, a participant may borrow up to 50% of his or her account balance with loan amounts and maturities ranging from $1,000 to $50,000 and six months to five years, respectively. Loans are generally repaid through periodic payroll withholdings, are secured by the participant’s account balance and bear interest at rates based on the general prime rate plus 2% as of the first business day of the month in which the participant applies for the loan. If a participant fails to make a scheduled repayment, the loan will be considered in default after a certain period of time as specified in the Plan document, and the participant will be deemed to have received a taxable distribution from the Plan.
While employed by the Company, participants may withdraw all or a portion of their savings from the Plan upon attaining age 59 1/2. Prior to age 59 1/2, participants may withdraw pretax contributions under certain circumstances, such as financial hardship, subject to limitations set by the IRC and as specified in the Plan document.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 2 – Plan Description, continued
Upon termination of employment, whether due to retirement, death, disability or any other cause, participants or beneficiaries may have their accounts distributed. Participants with account balances in excess of $5,000 may defer the distribution of their accounts until age 65.
Expenses of administering the Plan, including the expenses of the Committee and the fees and expenses of the Trustee, are generally borne by the Company (see Note 5). However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative and other expenses.
Note 3 – Amounts to Be Refunded to Participants
Amounts to be refunded to participants of $77,000 and $183,000 as of December 31, 2005 and 2004, respectively, represent contributions made to the Plan during 2005 and 2004 that were in excess of limits established by the IRC. These amounts, plus or minus earnings or losses thereon, were refunded to the affected participants as 2005 and 2004 taxable distributions in March 2006 and February 2005, respectively. In addition, approximately $58,000 of 2005 employer matching contributions related to participants’ contributions that were in excess of IRC limits, plus or minus earnings or losses thereon, were forfeited from the participants’ accounts but remain in the Plan to reduce future employer matching contributions.
Note 4 – Transfers from Subsidiary’s Savings Plan
In November 2002, the Committee offered to participants of the A-1 Homes Group, Inc. 401(k) Profit Sharing Plan (the “A-1 Homes Plan”), a frozen, qualified savings plan of one of the Company’s wholly owned subsidiaries, the opportunity to transfer their account balances into the Plan. During 2005, A-1 Homes Plan participants with account balances totaling $126,000 elected to transfer their accounts to the Plan.
Note 5 – Party-in-Interest Transactions
Various administrative expenses of the Plan are borne by the Plan Sponsor. Such amounts were not material for the year ended December 31, 2005. In addition, the Plan invests in funds managed by affiliates of the Trustee and allows for investment in shares of the Company’s common stock. These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

Champion Enterprises, Inc. Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 6 – Tax Status of the Plan
The Internal Revenue Service has determined and informed the Company, most recently, by letter dated October 1, 2001, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor believes that the Plan is designed and currently is being operated in compliance with the applicable requirements of the IRC.
The Plan is not subject to income tax under present federal tax law. Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts. At that time, the participant is generally taxed on the total amount of the distribution.
Note 7 – Plan Termination
Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan. Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Committee.

Champion Enterprises, Inc. Savings Plan
Schedule I – Schedule of Assets Held at End of Year
Form 5500, Schedule H, Part IV, line 4i
December 31, 2005

	(a) & (b)	(c)	(d)	(e)
Party-in-	Identity of issue, borrower,			Current value
interest	lessor, or similar party	Description of investment	Cost	(amounts in thousands)
*	Champion Enterprises, Inc.	Champion Enterprises, Inc. Common Stock	**	$9,622
*	Fidelity Investments	Common Trust Fund - Fidelity Managed Income Portfolio	**	16,169
		Mutual Funds:
*	Fidelity Investments	Fidelity Magellan Fund	**	19,453
*	Fidelity Investments	Fidelity Contrafund	**	12,200
*	Fidelity Investments	Fidelity Equity—Income Fund	**	11,292
*	Fidelity Investments	Fidelity Retirement Government Money Market Portfolio	**	11,133
*	Fidelity Investments	Fidelity Capital Appreciation Fund	**	8,066
*	Fidelity Investments	Fidelity Intermediate Bond Fund	**	6,846
*	Fidelity Investments	Fidelity Puritan Fund	**	4,732
*	Fidelity Investments	Fidelity Low—Priced Stock Fund	**	4,156
*	Fidelity Investments	Fidelity Diversified International Fund	**	4,112
*	Fidelity Investments	Fidelity Asset Manager	**	1,783
*	Fidelity Investments	Fidelity Freedom 2020 Fund	**	1,365
	Calamos	Calamos Growth A	**	842
*	Fidelity Investments	Fidelity Freedom 2015 Fund	**	725
*	Fidelity Investments	Fidelity Freedom 2030 Fund	**	681
*	Fidelity Investments	Fidelity Freedom 2010 Fund	**	659
	Julius Baer	Julius Baer International Equity I	**	447
*	Fidelity Investments	Fidelity Aggressive Growth Fund	**	428
*	Fidelity Investments	Fidelity Freedom 2040 Fund	**	381
*	Fidelity Investments	Fidelity Freedom 2035 Fund	**	344
	American Beacon	American Beacon Small Cap Value Plan	**	327
*	Fidelity Investments	Fidelity Freedom 2025 Fund	**	193
*	Fidelity Investments	Fidelity Freedom 2005 Fund	**	161
	Managers	Managers Special Equity Fund	**	161
*	Fidelity Investments	Fidelity Freedom Income Fund	**	85
*	Fidelity Investments	Fidelity Freedom 2000 Fund	**	32
	Plan participants	Loans to participants — interest rates ranging from 4.50% — 11.50%	—	4,696

				$121,091

*	Party is considered to be a party-in-interest to the Plan.

**	Cost information not required.

Exhibit Index

Exhibit	Description
23.1	Consent of Plante & Moran, PLLC